Contact

www.linkedin.com/in/kenlineberger
(LinkedIn)
www.watersedgewineries.com
(Company)
www.watersedgewineries.com
(Company)

Top Skills

Marketing Strategy
Strategic Planning
New Business Development

Languages

English

Ken Lineberger

President & Founder at Waters Edge Wineries | Urban Winery
Franchise Innovator | Bringing Wine Culture to Communities
Nationwide | Your Venture into the Thriving Wine Industry | Vistage
Member
Rancho Cucamonga, California, United States

Summary

With a deep-rooted passion for wine and an entrepreneurial spirit, I
founded Waters Edge Wineries, an urban winery franchise system
that brings the rich culture of wine to communities across the United
States. Our innovative micro-winery and bistro concept not only
offers quality wines and a relaxing ambiance but significantly lowers
the barriers to entry in the winery domain, making the dream of
owning a winery a more attainable reality for many. Here's a glimpse
into my journey and the core facets of our thriving franchise model:

* Innovation in Winemaking: With over 50 different types of wines
produced, we've bridged traditional winemaking with modern retail,
all while fostering a communal atmosphere. We source our grapes
globally, thereby offering a diverse range of wines, from Chardonnay
and Merlot to exotic blends from various regions.
* Bistro-style food: Our wines are paired perfectly with an offering of
tantalizing eats that keep our guests coming back for more.
* Franchise Development: Waters Edge Wineries facilitates
complete winery start-ups in retail spaces, providing a low-risk
venture into the wine industry. Our model has seen rapid growth with
numerous locations across the U.S., and franchise opportunities
available in almost every state.
* Education and Engagement: Central to our philosophy is educating
and engaging individuals in the fascinating world of wine. We're
committed to removing the barriers that often deter people from
regular wine enjoyment.
* Community-Centric Approach: Our wineries serve as communal
hubs where guests can relish in a cultural experience like no other,
fostering a sense of community and shared appreciation for wine.

I am passionately dedicated to expanding our franchise network
and inviting more aspiring entrepreneurs to join us in this rewarding

venture. If the blend of wine, community, and entrepreneurship intrigues you, I would love to connect. Reach out to me at ken@watersedgewineries.com to explore franchise opportunities with Waters Edge Wineries.

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Experience

Waters Edge Wineries, Inc
President and Director of Franchise Development
May 2012 - Present (12 years 7 months)
Rancho Cucamonga, CA

Spearheading the innovative urban winery franchise model of Waters Edge Wineries, enabling entrepreneurs to establish micro-wineries in retail spaces. Streamlined operations by outsourcing grape cultivation and crushing to a global network of vineyards, significantly lowering ownership costs and risks.

The Wine Tailor
Founder
October 2004 - March 2013 (8 years 6 months)
Rancho Cucamonga

Pioneered California's inaugural boutique winery sans vineyards, blending business acumen with a passion for wine culture, setting the groundwork for future ventures in the wine industry.

Concerto Software
Regional Manager
1997 - 2004 (7 years)

Triad Systems
Regional Sales Manager
1987 - 1994 (7 years)

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Education

Chapman University
BS, Computer Information Systems and Business · (1983 - 1987)

Orange Lutheran High School
· (1979 - 1983)